Exhibit 99.5

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES SECOND QUARTER 2011 FINANCIAL RESULTS, COMMENTS ON PROGRESS MADE IN SUPPORT OF FUTURE PRODUCTION

TORONTO, ONTARIO—(Marketwire — August 9, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced details of the Company’s financial and operating results for the second quarter and first half of 2011.

Tony Makuch, President and CEO of Lake Shore Gold commented: “Emerging from the second quarter we are back on track in the Ultramafic Zone at Timmins Mine, producing between the 610 and 585 levels. We have also achieved a number of other key milestones recently, including:

•                  Completing significant development in support of changes to our stope planning and design at Timmins Mine, to support shorter back fill cycles, better ground control and less dilution

•                  Connecting a ramp at Timmins Mine from 470 Level to 670 Level, to be driven to the 730 Level where we will drive a second heading into the UM1 Zone

•                  Establishing the primary ventilation system at Thunder Creek with plans to commence a 25,000 tonne test bulk sample stope on the 730 Level

•                  Completing extensive drilling and development at Thunder Creek as we advance work on an initial National Instrument (“NI”) 43-101 resource, to be released during the fourth quarter, and

•                  Ramping to the 450 Level at Bell Creek and exposing the upper portion of the North A “Deep” Zone, with a bulk sample to be taken from his Zone later in the year.

Key benefits from this work will be greater flexibility and consistency in the production plan at Timmins Mine with more headings into the high-grade UM1 Zone, greater access to Thunder Creek, which will allow us to begin realizing the potential of this very exciting project, and continued progress with the advanced exploration program at Bell Creek.

Second Quarter 2011 Financial Review

•             Cash earnings from mine operations* of $2.6 million or $0.01 per common share during second quarter 2011. First half 2011 cash earnings from mine operations* were $14.0 million or $0.04 per common share.

•             Net loss in the second quarter of 2011 of $2.5 million or $0.01 per share. First half 2011 net loss of $0.2 million or $0.00 per common share.

•             Gold sales during the second quarter 2011 of 18,988 ounces at average price of US$1,510 per ounce for total proceeds of $27.7 million. First half 2011 gold sales of 52,942 ounces at average price of US$1,431 per ounce for proceeds of $74.3 million.

•             Cash operating costs* from Timmins Mine totaling $122 per tonne or US$1,187 per ounce in the second quarter of 2011 ($97 per tonne or US$819 per ounce during the first half year of commercial operation). Cash operating costs* per ounce in the second quarter were adversely affected by lower than anticipated production levels due to changes in mine sequencing as delays in commencing mining in the higher grade UM1 Zone lead to the advancement of lower grade sources of ore earlier than anticipated, as well as by the completion of considerable development and silling work in support of planned mining in the UM1 Zone. The benefit of this development work will be realized in the second half of the year.

•             Project and exploration spending in first half of 2011 of $48.2 million (excluding $1.1 million for mill expansion project) and $15.3 million, respectively.

•             Project spending in second half of 2011 is targeted at $27 million, excluding expenditures for a mill expansion (for full year estimate of $75 million) with expected exploration spending of $15 million (full year target of $30 million).

•             Additional $30 to $35 million of expenditures now planned for 2011 from phase one mill expansion to 3,000 tonnes per day capacity (approved by Board on August 9, 2011), with expected completion during second half of 2012.

•             $60.5 million of cash at June 30, 2011, with US$50 million credit facility undrawn.

Second Quarter 2011 Operating Results

•             Total gold poured during the second quarter of 2011 of 17,421 ounces (43,321 ounces in first half).

•             Processed gold of 17,615 ounces in the second quarter 2011 based on 162,974 tonnes processed at an average grade of 3.55 grams per tonne. Processed gold of 39,942 ounces in the first six months of year based on 311,358 tonnes processed at an average grade of 4.16 grams per tonne. Of processed gold ounces in the second quarter:

•                      9,627 ounces related to Timmins Mine, lower than expected due to a delay in commencing production in the UM1 Zone largely caused by development and backfill delays, leading to the advancement of lower grade sources earlier than anticipated;

•                      5,666 ounces were from the Bell Creek Mine advanced exploration program, mainly related to mining activity in the west portion of the North A Main Zone as well as some processing of low-grade stockpiles;

•                      2,323 ounces were from the Thunder Creek advanced exploration program mainly related to sill development on the 280, 300 and 730 levels and a test stope bulk sample on the 315 Level.

•             Daily mill throughput in second quarter 2011 averaged 1,790 tonnes per day (1,720 tonnes per day for the first six months).

•             2011 production target of 85,000-100,000 ounces poured from all sources (see press release dated July 19, 2011).

Drilling Program

During the first half of 2011, the Company completed approximately 115,000 metres of drilling and incurred total exploration expenditures of $15.3 million. Of these expenditures, $4.1 million was incurred at the Timmins Mine ($1.2 million related to the Timmins deposit and $2.9 million to Thunder Creek), $4.6 million at the Bell Creek Complex, $2.5 million at the Thorne property (Gold River Trend), $1.9 million at the 144 property, $0.6 million on the Company’s Mexico properties and the remainder at other projects.  Significant work during the first six months of 2011 was dedicated to establishing and increasing the Company’s resources.

Marlhill and Vogel — Initial NI 43-101 resource established, including 2,614,000 tonnes of both open pit and underground resources at average grade of 2.17 grams per tonne for 182,400 ounces in the indicated category and 1,459,000 tonnes at 3.60 grams per tonne for 168,800 ounces of inferred resources (Total NI 43-101 resources at Bell Creek Complex now stand at 433,600 ounces of measured and indicated resources and 1,361,700 ounces of inferred resources).

Thunder Creek — Extensive underground and surface drilling and development completed in support of efforts to establish an initial NI 43-101 resource report during the fourth quarter of the year and to pursue expansion of the Thunder Creek deposit along the TC-144 trend towards the 144 property. Latest drill results confirm and extend mineralization above and below 730 Level, extend strike length of mineralization on 730 Level by 25 metres to a minimum 200 metres and included discovery of a possible new zone 500 metres to the southwest of Thunder Creek towards 144.

NI 43-101 Resource Updates — In addition to the initial NI 43-101 resource planned for Thunder Creek, the Company is conducting drilling at Timmins Mine, Bell Creek and Gold River Trend to update existing NI 43-101 resources (and for Timmins Mine reserves) by early in 2012.

Mill Expansion

On August 9, 2011, the Company’s Board of Directors approved a capital project for the expansion of the Bell Creek Mill to a capacity of 3,000 tonnes per day, with completion targeted for the second half of 2012. The total cost of the project is estimated at approximately $80 million, with $30 to $35 million to be spent in 2011 and the remainder in 2012. The scope of the expansion project facilitates the potential to rapidly expand again during a contemplated Phase 2 expansion to a capacity of 5,500 tonnes per day.  A decision regarding Phase 2 will be made in 2012 pending the results of mining studies currently underway for the Thunder Creek and Bell Creek Mine projects. Given that the front end of the mill, including the receiving facilities, and the crushing and grinding circuits, will be expanded as part of the first phase of expansion to support a capacity of 5,500 tonnes per day, the Phase 2 expansion is projected to cost significantly less than Phase 1, with costs estimated at $40 to $50 million (for a total cost to expand the mill to 5,500 tonnes per day of $120 to $130 million).

As part of the first phase of expansion, the Company made an early acquisition of a SAG mill in July for $9.5 million. This long lead-time item, when combined with the existing grinding capacity, will support a production rate of 5,500 tonnes per day.

Statements about the Company’s outlook are forward looking and are subject to the caution below. More information about Lake Shore Gold’s financial and operating results and financial condition and liquidity for the second quarter and first half of 2011 is available in the Company’s consolidated financial statements and management’s discussion and analysis, which are available on sedar at www.sedar.com and are posted to the Company’s website at www.lsgold.com.

Lake Shore Gold will also host a conference call and webcast on Wednesday, August 10, 2011at 10:00 am EST to discuss the Company’s second quarter and six month 2011 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-695-6616 or 800-355-4959

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 5561037

Available until: 11:59 pm, August 24, 2011

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

*Denotes non-GAAP (Generally Accepted Accounted Principles) measures.